Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-196264 on Form S-8 and Registration Statement No. 333-184790 on Form S-3 of our reports dated February 18, 2015, relating to the consolidated financial statements and financial statement schedules of Retail Properties of America, Inc. and subsidiaries, (the “Company”) (which report expresses an unqualified opinion on those consolidated financial statements and financial statement schedules and includes an explanatory paragraph regarding the Company’s adoption of Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Retail Properties of America, Inc. for the year ended December 31, 2014.
/s/ Deloitte & Touche LLP
Chicago, Illinois
February 18, 2015